TSX: ELD NYSE: EGO	January 26, 2015

Year End 2014 Financial Results Release Date and Conference Call

VANCOUVER, CANADA – Eldorado Gold Corporation will release its Year End 2014 Financial Results after the market closes on Thursday February 19, 2015. Paul Wright, Chief Executive Officer of the Company, will host a conference call on Friday February 20, 2015 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details Date: Friday, February 20, 2015 Time: 8:30am PT (11:30am ET) Dial In: 647 427 7450 Toll Free: 888 231 8191	Replay (available until February 27, 2015) Toronto: 416 849 0833 Toll Free: 855 859 2056 Pass code: 7447 8006

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604 601 6701 or 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com